TELECONNECT INC.
PO Box 1196
4801 BD Breda
The Netherlands

October 26, 2009

Larry Spirgel, Esq.
   Assistant Director
Scott Hodgdon, Esq.
   Attorney-Advisor
Division of Corporation Finance
Mail Stop 3720
U.S. Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re:         Teleconnect Inc.
Preliminary Proxy Statement on Schedule 14A
filed August 28, 2009 (File No. 000-30611)
Annual Report on Form 10-K for the Fiscal Years Ended
September 30, 2007 and September 30, 2008
Filed June 18, 2009 and August 14, 2009
Quarterly Reports on Form 10-Q for the Quarterly Periods Ended
December 31, 2008, March 31, 2009 and June 30, 2009
Filed September 23, 2009, October 5, 2009 and October 14, 2009
File No. 000-30611

Gentlemen:

Teleconnect Inc. (the “Company”), as requested in your comment letter dated October 22, 2009, provides the following statement to you acknowledging that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the abovedescribed filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TELECONNECT INC.

Dirk L. Benschop
Chief Executive Officer and President